Press Release

Kingtone Wirelessinfo Solution Holding Ltd Announces the
Appointment of Ms. Li Wu as Interim Chief Financial Officer

Xi’an, China, May 27, 2011 - Kingtone Wirelessinfo Solution Holding Ltd ("Kingtone" or the "Company") (Nasdaq: KONE), a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations, today announced that it has appointed Ms. Li Wu to serve as Interim Chief Financial Officer of the Company.  Ms. Li Wu replaces Ms. Ying Yang, who formally tendered her resignation as the Company’s Chief Financial Officer on the Company’s meeting of the board of directors last night for health reasons.  The board accepted Ms. Yang’s resignation which will be effective May 31, 2011 after her attending the Company’s earnings call for the first six months of fiscal year 2011 that day.

Ms. Li Wu has been a Director of Kingtone since April 2010 and she has served as Finance Director of Kingtone Information, our contractually-controlled PRC operating company, since 2004. Prior to this position, she worked as the Deputy Finance Director at the state-owned Xi’an Metalforming Machine Factory from 1981 to 2003. Ms. Wu graduated from Shaanxi Finance and Economics College and obtained her Bachelor’s degree in 1990.  In addition, Ms. Yao Ti, who has been serving as the Company’s CFO assistant, will continue her assistance to the CFO including to provide Ms. Li Wu with English translations as necessary.

“Ms. Wu has a very strong background in accounting and has seven years of experience in the business and the finances of the Company. I am confident that her  extensive experience will enable a smooth transition,” Mr. Peng Zhang, Chief Executive Officer of Kingtone, commented, “We also extend our appreciation to Ms. Yang for her previous contributions to the Company.  We understand her situation and will truly miss her passion and dedication.  We thank Ms. Yang and wish her well.”

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE - News) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone's website at http: www.kingtoneinfo.com.  The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s prospectus, dated May 14, 2010 filed with the Securities and Exchange Commission (the “SEC”), and in documents subsequently filed by the Company from time to time with the SEC including the Company’s Transition Report on Form 20-F for the transition period from December 1, 2009 to September 30, 2010 filed with the SEC on January 20, 2011. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Yao Ti:
Tel:  +86-29-8826-6383
Email: tiyao@kingtoneinfo.com

Christensen
Christian Arnell
Tel:  +86-10-5826-4939
Email: carnell@christensenir.com

Kathy Li
Tel:   +1-480-614-3036
Email: kli@christensenir.com